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                                 LAW OFFICES OF
                                 IWONA J. ALAMI
                       620 NEWPORT CENTER DR., SUITE 1100
                         NEWPORT BEACH, CALIFORNIA 92660
                                  (949)760-6880
                               FAX: (949) 495-9927
                            E-MAIL: ALAMILAW@AOL.COM

                                  September 12, 2007

Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

    Re:   AMARU, INC. (THE "COMPANY")
          FILE NO. 0-32695
          Form 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
          --------------------------------------------------------

Dear Mr. Woody:

The Company responds to the Staff's comment letter dated August 14, 2007 by enclosing for filing via Edgar electronic filing system a copy of this letter. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto. The Company's responses have been prepared by the Company with the assistance of their accountants and auditors.

Form 10-KSB for the fiscal year ended December 31, 2007
-------------------------------------------------------

Financial Statements
--------------------

5. Intangible Assets, page F-15
-------------------------------

The Company had acquired as of Dec 31, 2006 a film library amounting to $17.6 million recorded as intangible assets in its balance sheet. The film library was acquired with perpetual rights and is used on a worldwide basis. The Company owns the legal rights to use the film library in perpetuity, and does not know of any regulatory or economic factors limiting the use of the content for its broadband business.

The Company maintains all distribution rights to these films for which it has no financial obligations to third parties. The Company is currently directing all its time and efforts towards building its broadband business. The full use of the film library is key to the growth of the broadband business.

As the Company believes these assets represent indefinite lived intangible assets, it carries out impairment tests to evaluate the recoverability of these assets at least annually in accordance with the statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets". The annual impairment test includes a study of the Video on Demand Industry, and the demand in the market for the Company's film library. The Company considered historical performance and future estimated results in its evaluation of potential impairment, and then compared the carrying amount of the asset to the estimated non-discounted future cash flow expected to result from the use of the asset. If such assets are considered to be impaired, the impairment recognized is measured by comparing projected individual segment cash flow to the asset segment carrying values. The estimation of fair value is in accordance with AICPA Statement of Position 00-2, "Accounting by Producers and Distributors of Film". Actual results may differ from estimates and as a result the estimation of fair values may be adjusted in the future.

VIDEO ON DEMAND INDUSTRY OVERVIEW

According to a research conducted by Forrester Research Inc in May 2005, VOD was then available to nearly 19 million homes or about 75% of the US digital cable universe. This was projected to rise to 32.8 million in 2007, representing a 95% VOD penetration rate of digital cable. By 2010, this is projected to rise further to 46 million representing a 99% VOD penetration of digital cable.




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Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
Page 2

In Philadelphia, U.S.A. where Comcast has been promoting on-demand the hardest, nearly three out of four digital cable households use the system in any given month. However, people typically watch for only a few hours a month. Hence, VOD is convenient when nothing else is on, but does not effectively for now compete with primetime broadcasts or cable programming, according to Forrester Research.

Notwithstanding such finding, Comcast reported a nearly 150% increase in viewing from their on demand library in 2005 (equivalent to 1.4 billion views) from that of the previous year's (Reported in Comcast 2005 Annual Report). In addition, as indicated in the previous reply, and the Company's 10KSB/A (refer to pages 12 and 13) highlights further the growth in the online advertising market and subscription VOD market.

THE VALUATION

      The Company derives the value of the film library by using the approaches as follows:

      1.    the recent sales transactions comparison method
      2.    the market earnings / multiple method
      3.    the discounted cash flow method

SALES COMPARISON

A number of transactions pertaining to the sales of film libraries are presented below, in no particular order, to provide relative indications of such a transaction.

1. Crown Media's Sale of domestic rights to more than 600 TV movies to RHI Enterprises for US$160 million in the second half of 2006. (Reported in Variety.com, October 5, 2006).

2. Following Paramount's acquisition of Dreamworks SKG for US$1.6 billion, Paramount completed a transaction in March 2006 to sell the Dreamworks live-action film library to George Soros and Dune Capital Management for US$900 million. (Reported in Financial Times, March 17, 2006).

3. On October 22, 1998, Metro-Goldwyn Meyer Inc ("MGM") announced that it executed an agreement in principle with The Seagram Company Ltd for the proposed acquisition of the film library of PolyGram Filmed Entertainment ("PFE library") by Orion Pictures Corporation. The PFE library which consists of over 1300 titles was purchased for US$250 million. (Reported in MGM website, October 22, 1998).

4. Carlton Communications, a British media conglomerate, purchased the ITC television and film library from Universal in 1999, of which the Agence France Presse, the French wire service, stated that Carlton had agreed to pay US$150 million for the library (Reported in www.imdb.com/news/sb/1999-01-19).

5. On April 8, 2005, Comcast completed a transaction to acquire 20% of MGM for approximately US$250 million. MGM's library consists of more than 4000 films and 10,400 television episodes (Reported in Comcast Year 2005 Annual Report).

6. Google's Acquisition of YouTube in November 2006 for US$1.65 billion, a deal agreed in October 2006. (Reported in Financial Times, 14 November
      2006). YouTube had signed deals in October 2006 to offer content from Vivendi's Universal Music Group and Sony BMG Music Entertainment, as well as television content from CBS (Reported in Financial Times, 10 October
      2006).



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Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
Page 3



From the above, it was noted that domestic rights for 600 TV movies will generate at least US$160 million; 1,300 titles of films of PFE library only commanded US$250 million; and 20% equity in a big production house like MGM commanded US$250 million translating to US$1.25 billion valuation for all of MGM's assets including MGM's film library consisting of more than 4000 films and 10,400 TV episodes. Based on these recent transactions, a fair value of the Company's film library would amount to US$500 million, subject to certain limiting conditions which include changes in market condition, and changes in the economic conditions affecting the business, their respective markets, or the industry.

MARKET MULTIPLE APPROACH

Five companies with similar businesses and operations were identified for the purposes of comparison based on their average estimated Price/Earnings Ratio ("PE Ratio"). The Companies were British Sky Broadcasting Group, Comcast Corporation, Viacom Inc, Verizon Communications Inc and I-Cable Communications Ltd.

Discounting the high PE ratios of companies especially that for Comcast, and using the PE ratio deduced at around 13, and using the projected net earnings of the Company, the estimated value of the Company's film library under this method is estimated at US$663 million.

Generally the price earnings multiple method is applied on historical profits. However, since the Company only recently commenced the VOD business, it does not have historical figures to provide financial trends, and since the ascription of a discount to the valuation of a company is highly subjective, the result of this approach may or may not be an accurate indicator of a fair market value.

DISCOUNTED CASH FLOW

The underlying premise for this valuation method is the basic valuation principle that an investment in business is worth the present value of all the future cash flows it will produce for its owner(s), with each expected cash flow discounted back to present value at a discount rate that reflects the risk (degree of uncertainty) that those benefits may not be realized. Therefore, the application of this method requires a determination of the present value of an expected future income stream that the business generates for that owner.

In preparing the financial statements projections, assumptions about the Company's expected future revenues, expenses, assets, liabilities and equity were made. These assumptions were made after gathering and analyzing data that affects the future economic outlook of the Company. These data were derived from sources such as financial statements of the company and comparable companies, publicly available information and other economic materials.

The assumptions covered:

a.    Revenue-broadband website and TV subscription and advertising revenues.

b. Cost of Service - cost of website development, bandwidth charges and channel development.

c. Distribution Costs - Marketing, advertising, promotion and other related costs.

d. Administrative Expenses - manpower costs, management fees, professional fees, utilities, rental, depreciation and overhead costs.

e. Other costs, such as tax acquisition cost of the film library, rates of return for the computation of net present value, and terminal value at the end of the forecast horizon.

From the above, the market value of the Company's film library, as herein discussed, was deduced in the range of about US$400 to US$600 million based on discount rates ranging from 45% - 55% which is the required range of return of investments by venture capitalists for early stage development ventures. The derived range of values has accounted for the present values of the free cash flows as well as the terminal value.



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Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
Page 4



This range would also encapsulate uncertainties inherent in a relatively fast developing market for video on demand, as well as the risks coming from aggressive competitors in the US, UK, Singapore and other developed countries.

CONCLUSION OF VALUE

The conclusion of value is based generally on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. Additionally, while the assumptions and the consideration of such matters are considered by the Company as reasonable, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company.

This business valuation has been prepared to establish the value of the Company's 100% ownership in the film library. Based on careful analysis of information available and subject to the limitations, assumptions and risks set forth in this report, the Company estimates that the investment value of the film library currently ranges from US$400 million to US$663 million.

INTENDED DISCLOSURE IN FUTURE FILINGS

The intended disclosure in future filings on the Company's film library recorded as intangible assets and having indefinite lives, is appended below.

FILM LIBRARY

Intangible assets of the Company which have been classified as having indefinite useful lives relate to film library rights acquired for perpetuity by the Company.

Film costs are stated at the lower of estimated net realizable value determined on an individual film basis, or cost. Film costs represent the acquisition of film rights for cash.

The Company maintains distribution rights to these films for which it has no financial obligations to third parties.

The Company is currently directing all its time and efforts towards building its broadband business.

The Company evaluates the recoverability of its long lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and the Intangible Assets," in which intangible assets purchased and which have indefinite lives are stated at cost less impairment losses and are tested for impairment at least annually.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The use of a discounted cash flow model often involves the use of significant estimates and assumptions. Estimates are based upon assumptions about future demand and market conditions and can vary significantly. When necessary, the Company uses internal cash flow estimates, quoted market prices or appraisals, as appropriate, to determine fair value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the profit and loss statement, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.



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Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
Page 5


The estimation of fair value is in accordance with AICPA Statement of Position 00-2, Accounting by Producers and Distributors of Film. Actual results may differ from estimates and as a result the estimation of fair values may be adjusted in the future.

Valuations were performed for the assessments of impairment of the Company's 100% ownership of the film library, which reflected a higher value from its cost. The methods of valuation used by the Company consisted of a discounted cash flow model, as well as sales transactions comparison method and market earnings/multiples method. Based on careful analysis of information available, the estimation for the investment value of the film library currently ranges from $400 million to $663 million.




Very truly yours,

/s/ Iwona J. Alami